Exhibit 99.1

CI Financial Announces Third Quarter Earnings Conference Call and Webcast

TORONTO--(BUSINESS WIRE)--October 19, 2022--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) will release its financial results for the third quarter of fiscal 2022 on Thursday, November 10, 2022.

CI will hold a conference call with analysts that day at 9:00 a.m. EST, led by Chief Executive Officer Kurt MacAlpine and Chief Financial Officer Amit Muni. A live webcast of the call and slide presentation can be accessed here, or through the Investor Relations section of CI’s website.

Alternatively, investors may listen to the discussion through the following numbers (access code: 442598):

  Canada toll-free: 1-833-950-0062
  United States toll-free: 1-844-200-6205
  United States (New York local): 1-646-904-5544
  All other locations: 1-929-526-1599.

A recording of the webcast will be archived on CI’s Investor Relations site.

About CI Financial

CI Financial Corp. is a diversified global asset and wealth management company operating primarily in Canada, the United States and Australia. Founded in 1965, CI has developed world-class portfolio management talent, extensive capabilities in all aspects of wealth planning, and a comprehensive product suite. CI manages and advises on approximately C$338 billion in client assets (September 30, 2022).

CI operates in three segments:

  Asset Management, which includes the operations of CI Global Asset Management and Australia-based GSFM Pty Ltd.
  Canadian Wealth Management, which includes the operations of CI Assante Wealth Management, Aligned Capital Partners, CI Private Wealth (Canada), Northwood Family Office, CI Direct Investing and CI Investment Services.
  U.S. Wealth Management, which includes CI Private Wealth US, a national network of best-in-class wealth management teams.

CI is headquartered in Toronto and listed on the Toronto Stock Exchange (TSX: CIX) and the New York Stock Exchange (NYSE: CIXX). To learn more, visit CI’s website or LinkedIn page.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

CI Global Asset Management is a registered business name of CI Investments Inc., a wholly owned subsidiary of CI Financial Corp.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Jimmy Moock
Managing Partner, StreetCred
610-304-4570
jimmy@streetcredpr.com
ci@streetcredpr.com